UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36326

ENDO INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

First Floor, Minerva House, Simmonscourt Road

Ballsbridge, Dublin 4, Ireland

011-353-1-268-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 195

Pursuant to the requirements of the Securities Exchange Act of 1934, Endo International plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2023	ENDO INTERNATIONAL PLC

	By:	/s/ Matthew J. Maletta
	Name:	Matthew J. Maletta
	Title:	Executive Vice President, Chief Legal Officer and Company Secretary